File No. 70-10335

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1/A

Amendment No. 3
to
APPLICATION-DECLARATION
under
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

____________________________________________________

Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

Entergy New Orleans, Inc.
1600 Perdido Building
New Orleans, Louisiana 70112

(Names of companies filing this statement and
addresses of principal executive offices)

______________________________________

Entergy Corporation
(Name of top registered holding company parent of each applicant or declarant)

______________________________________

Leo P. Denault
Executive Vice President
and Chief Financial Officer
Entergy Corporation
500 Clinton Center Drive
Clinton, Mississippi 39506

(Name and address of agent for service)

_____________________________________

The Commission is also requested to send copies of any communications in connection with this matter to:

Mark W. Hoffman, Esq. Entergy Services, Inc. 1000 Roma Avenue Hammond, Louisiana 70403	William T. Baker, Jr., Esq. Thelen Reid & Priest LLP 875 Third Avenue New York, New York 10022

Item 1 of the Application-Declaration filed in this proceeding as previously amended by Amendment No. 1 is hereby further amended and restated in its entirety to read as follows:

Item 1. Description of Proposed Transactions.

A. Background.

Entergy Corporation ("Entergy") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Entergy New Orleans, Inc. ("ENO"), a direct public utility subsidiary of Entergy, serves electric and gas customers in Orleans Parish, including the City of New Orleans, Louisiana (the "City").

On September 23, 2005, ENO filed a petition (the "Voluntary Petition") for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Eastern District of Louisiana (the "Bankruptcy Court"). The Voluntary Petition was precipitated by the unanticipated and devastating impact of Hurricane Katrina, which destroyed substantial portions of ENO's facilities, disrupted its revenues, and, with the evacuation of the City, eliminated at least in the short term, the quality of ENO's rate base, which is directly linked to the fortunes of the City. ENO is continuing in possession of its properties and has continued to operate its business as a debtor-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

B. Prior Proceedings.

By order dated September 26, 2005 in File No. 70-10334 (Holding Co. Act Release No. 28036 (the "Prior Order"), the Commission authorized Entergy and ENO to enter into a $200 million credit agreement ("Credit Facility"), pursuant to which ENO was authorized to initially borrow from Entergy from time to time through February 8, 2006 up to $150 million in order to enable ENO to pay its vendors and suppliers, including a payment on September 26, 2005, of approximately $36 million to fuel suppliers, to make payroll, to make capital expenditures, and to satisfy other working capital and operational needs.1 Through the date hereof, ENO has borrowed a total of $100 million under the Credit Facility. However, applicants anticipate that ENO will require funding from Entergy pursuant to the Credit Facility, in an aggregate amount in excess of the $150 million currently authorized through February 8, 2006. All borrowings by ENO under the Credit Facility are secured, must be repaid by ENO not later than August 23, 2006, and bear interest at a rate, calculated daily, equal to Entergy's effective cost of funds rate (currently approximately 4.6%), as determined under a credit agreement between Entergy and Citibank, N.A., as administrative agent.

Under the Prior Order, the Commission also modified the terms of two outstanding Commission orders2 so as to eliminate the requirement that ENO maintain common equity of at least 30% of its total capitalization and the investment grade credit ratings criteria as it relates to securities of ENO that are rated.

On September 23, 2005, ENO filed a Motion for an Order Authorizing Debtor to Obtain Post-Petition Financing with the Bankruptcy Court pursuant to 11 U.S.C. 105(a), 361, 363, 364(c) and 364(d) Fed. R. Bankr. P. 4001(c) (Exhibit D-1 hereto) seeking, among other things:

    authorization for ENO to obtain post-petition financing, up to the aggregate principal amount of $200 million pursuant to the Credit Facility (including interim borrowings of up to $150 million);
    authorization for ENO to execute and enter into the Credit Facility and to perform such other and further acts as may be required in connection with the Credit Facility;
    the granting of first priority senior security interests and liens in favor of Entergy upon all property of ENO prior to and after the date on which ENO filed the Chapter 11 petition (the "Petition Date"), whether existing on the Petition Date or thereafter acquired, that is unencumbered property of ENO;
    effective upon entry of the Interim Order, the granting of security interests and liens in favor of Entergy upon all pre-petition and post-petition property of ENO, whether now existing or hereafter acquired, junior only to valid, perfected and unavoidable liens in existence immediately prior to the Petition Date or to valid and unavoidable liens in existence immediately prior to the Petition Date that are perfected subsequent to the Petition Date as permitted by section 546(b) of the Bankruptcy Code, including those liens, if any, of:

    a) The Bank of New York (successor to Harris Trust Company of New York and Bank of Montreal Trust Company) as Trustee and Stephen J. Giurlando (successor to Mark F. McLaughlin and Z. George Klodnicki) as Co-Trustee pursuant to a Mortgage and Deed of Trust dated as of May 1, 1987 (as supplemented or amended from time to time, the "Pre-Petition Indenture")) in respect of certain real and personal property of ENO (the "Bond Collateral") securing indebtedness of ENO under the Pre-Petition Indenture plus any fees, expenses, and other obligations incurred in connection therewith as provided in the Pre-Petition Indenture (collectively, the "Pre-Petition Bond Obligations"), and

    b) Hibernia National Bank ("Hibernia") pursuant to a Loan Agreement effective as of July 6, 2004 between Hibernia and ENO (as supplemented or amended from time to time) and a Security Agreement effective as of July, 2005 (collectively, the "Hibernia Agreements") in respect of certain accounts receivable and other personal property of ENO (the "A/R Collateral") securing the indebtedness under the Hibernia Agreements including interest, charges or other obligations incurred in connection therewith (collectively, the "Pre-Petition Hibernia Obligations");

    effective upon entry of a final order (the "Final Order") granting such relief, the granting of liens in the Bond Collateral as security for the Credit Facility obligations and the granting of adequate protection of the security interests and liens (provided that such security interests and liens are valid, perfected and indefeasible as of the Petition Date) to the Pre-Petition Bond Trustee (for itself and the benefit of the general and refunding bondholders under the Pre-Petition Indenture (the "Bondholders")), whose liens and security interests are being primed by all loans under the Credit Facility effective upon entry of a Final Order retroactively to the entry of the Interim Order;
    authorization for ENO to use cash collateral, if any, in which Hibernia has an interest, and the granting of adequate protection to Hibernia with respect to, inter alia, such use of its cash collateral and all use and diminution in the value of the liens and security interests (the "Pre-Petition A/R Liens") in the A/R Collateral;
    the granting of superpriority claims to Entergy payable from, and having recourse to, all pre-petition and post-petition property of ENO's estate and all proceeds thereof, subject to the Carve-Out (as defined below);
    effective upon entry of the Final Order granting such relief, the limitation of ENO's and its estate's right to surcharge against collateral pursuant to section 506(c) of the Bankruptcy Code;
    pursuant to Bankruptcy Rule 4001, that an interim hearing on the Motion be held before the Bankruptcy Court to consider entry of the proposed Interim Order (a) authorizing the Borrower, on an interim basis, to immediately borrow from Entergy under the Credit Facility up to an aggregate principal amount not to exceed $150 million (subject to the discretion of Entergy), (b) authorizing ENO's use of cash collateral, and (c) granting the adequate protection described herein; and
    that the Bankruptcy Court schedule a final hearing (the "Final Hearing") to be held within 30 days of entry of the Interim Order to consider entry of a Final Order authorizing the balance of the borrowings under the Credit Facility on a final basis.

On September 26, 2005, the Bankruptcy Court entered an Interim Order (Exhibit D-2 hereto) authorizing ENO to borrow on an interim basis up to $100 million (rather than the $150 million requested by ENO in its motion and approved under the Prior Order) under the Credit Facility, until entry of the Final Order in the proceeding, and thereafter such amounts as may be permitted by such Final Order, and to execute, deliver and perform the Credit Facility and carry out various other actions contemplated thereby. The Bankruptcy Court further held that the obligations of ENO under the Credit Facility shall represent allowed claims against ENO with priority over any and all administrative expenses and certain other claims against ENO, subject to certain exceptions. As security for the Credit Facility obligations, the Bankruptcy Court granted the liens requested in the Motion on unencumbered property of ENO, subject to certain exclusions. The Bankruptcy Court further granted Entergy security interests and junior liens in the Bond Collateral and the A/R Collateral.

On October 11, 2005, ENO filed a Motion for a Second Interim Order (Exhibit D-3 hereto), seeking an Order from the Bankruptcy Court to authorize ENO to increase its borrowing limit to up to $200 million under the Credit Facility. The Bankruptcy Court issued a Second Interim Order (Exhibit D-4 hereto) on October 26, 2005, granting that request.

C. Relief Requested.

It is now requested, pursuant to the relevant provisions of the Act, that the Commission issue a further order permitting ENO to make borrowings from Entergy under the terms of the Credit Facility, from time to time through February 8, 2006, in an aggregate principal amount at any time outstanding not to exceed $200 million. As previously described in File No. 70-10334, loans under the Credit Facility represent ENO's only practical source of financing at this time. The borrowings under the Credit Agreement are required in order to provide ENO with working capital, to pay its vendors and suppliers, to make payroll, to make capital expenditures in connection with storm restoration work, and to satisfy other working capital and operational needs.

D. Rule 24 Certificates.

The Applicants will file reports pursuant to Rule 24 in this proceeding and in File No. 70-10334 that set forth ENO's monthly borrowings under the Credit Facility. Such reports will be filed within thirty days at end of each month in which borrowings have occurred.

Item 3.B of the Application-Declaration, as previously amended, is hereby amended as follows:

Item 3. Applicable Statutory Provisions.

B. Rule 54 Analysis.

The proposed transactions are also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

Entergy hereby represents that, pursuant to Rule 54 under the Act, (i) for the reasons discussed in this amended Application-Declaration, the condition set forth in Rule 53(a)(1), that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings," is not currently satisfied, (ii) for the reasons discussed below, the condition set forth in Rule 53(b)(1) is not currently satisfied, and (iii) all of the other criteria of Rule 53(a) and (b) are currently satisfied.

With respect to the condition set forth in Rule 53(a)(1), Entergy's "aggregate investment" in Exempt Projects (approximately $3.6 billion) is equal to approximately 70% of Entergy's "consolidated retained earnings" as of September 30, 2005 (approximately $5.4 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act). Although Entergy's current aggregate investment in Exempt Projects exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 in File No. 70-9049 (Holding Co. Act Release No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order.

With respect to the condition set forth in Rule 53(b)(1), on September 23, 2005, ENO filed the Voluntary Petition. The book value of ENO's assets exceeded 10% of Entergy's "consolidated retained earnings" as of June 30, 2005. Consequently, the circumstances described in Rule 53 (b)(1) have occurred.

As indicated, the Voluntary Petition was precipitated by the unanticipated and devastating impact of Hurricane Katrina, which destroyed substantial portions of ENO's facilities, disrupted its revenues, and, with the evacuation of the City, eliminated at least in the short term, the quality of ENO's customer base, which is directly linked to the fortunes of the City. ENO is continuing in possession of its properties and has continued to operate its business as a debtor-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

The purpose of the Voluntary Petition, consistent with the fundamental goals of the bankruptcy laws, is to provide ENO with the respite that it needs to deal with the challenges caused by the hurricane, and to enable it to address the interests of its creditors, employees, and the customers which it is dedicated to serve. In this regard, ENO's most pressing concern, and the immediate cause of its Voluntary Petition, is the liquidity crisis resulting from the hurricane's severe disruption to operations.3 ENO estimates that over 87,000 of its customers are presently unable to accept electric service, and will remain unable to accept such service for a period of time that cannot yet be determined. Other customers in the New Orleans area who have had their utility services restored have been displaced by Hurricane Katrina. The ordinary cycle of customer payment of utility bills has been shattered. As a result, ENO's cash receipts have been significantly below normal levels since the hurricane.

As a result of the circumstances set forth in Rule 53(b)(1) having arisen with respect to ENO, Entergy is no longer in compliance with the safe harbor provisions of Rule 53 (as modified by the June 2000 Order). However, in accordance with Rule 53(c), Entergy believes that the transactions proposed in this amended Application-Declaration (i) will not have a substantial adverse impact upon Entergy's financial integrity and (ii) will not have an adverse impact on Entergy's utility subsidiaries (including ENO and Entergy Gulf States, Inc. ("EGSI")), their customers or on the ability of Entergy's state and local regulators to protect such subsidiaries or customers. In support of its position, Entergy hereby provides the following information:

1. As of September 30, 2005, Entergy's aggregate investment in Exempt Projects was equal to 21% of Entergy's total consolidated capitalization, 19% of consolidated net utility plant and 23% of the market value of Entergy's common stock. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

2. Entergy's consolidated retained earnings have grown by an average of 12% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through September 30, 2005).

3. Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order through September 30, 2005.

4. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of September 30, 2005, Entergy's consolidated capitalization ratio was approximately 52% debt and approximately 48% equity, consisting of approximately 2.0% preferred stock and approximately 46.0% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

5. Except as referred to in, and as of the date of this Amendment No. 3, each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any public-utility subsidiary in the Entergy System or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply.

6. Entergy's commitment of capital to the Exempt Projects will not harm Entergy's public-utility subsidiaries because, other than the interim financing for ENO proposed herein, as it may be expanded by order of the Commission, and the increased common equity investment in EGSI to maintain common equity at an acceptable level of total capitalization, Entergy's public-utility subsidiaries expect to fund their operations primarily from internal sources of cash and from sales of securities to third parties over the period December 1, 2005 through the end of January, 2006. After the debt and equity infusions in ENO and EGSI, Entergy will have significant financing capacity available under the Commission authorization in File No. 70-10202 (see HCAR No. 27864 (June 30, 2004)) for additional investments in its public-utility subsidiaries.

Therefore, notwithstanding that the condition set forth in Rule 53(b)(1) has arisen as a result of the bankruptcy of ENO, Entergy has affirmatively demonstrated that, it satisfies the standards in Rule 53(c) for authorization of the transactions proposed in this Application-Declaration.

Furthermore, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public-utility subsidiaries' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, other than Rule 53(b)(1), none of the conditions set forth in Rule 53(b) (under which the safe harbor provisions of Rule 53 would not be available) currently exists. Specifically, (i) Entergy's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the previous four quarterly periods, and (ii) Entergy did not report operating losses in its previous fiscal year attributable to its investments in Exempt Projects in excess of 5% of Entergy's consolidated retained earnings.

Except to the extent otherwise authorized in the June 2000 Order, in any order issued in this proceeding or any other subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalves by the undersigned thereunto duly authorized.

ENTERGY NEW ORLEANS, INC.
ENTERGY CORPORATION

By: /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and Treasurer

Dated: December 6, 2005

______________________
1.  As explained below, the Bankruptcy Court, also on September 26, 2005, and on October 26, 2005 issued interim orders authorizing ENO to borrow up to $200 million (rather than $150 million) under the Credit Facility.
2.  See Entergy Corporation, Holding Co. Act Release No. 27864 (June 30, 2004) (the "June 2004 Order") and Entergy Corporation, et al., Holding Co. Act Release No. 27918 (Nov. 30, 2004).
3.  Under the Prior Order, in approving the emergency funding request, the Commission considered (in light of the condition of Rule 53(b)(1) having occurred) the effect upon the Entergy System of the capitalization and earnings of Entergy's Exempt Projects, in accordance with Rule 54, and found that there was no basis to withhold or deny approval of the relief requested.